SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Prudential plc - Dividend Re-investment Plan

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the "Company") has been advised that, following the payment of the 2014 final dividend of 25.74p on 21 May 2015, several persons discharging managerial responsibility in the Company have increased their interests in the Company.

The following individuals have received ordinary shares of 5p each at a price per share of £16.716, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan and Group Deferred Bonus Plan:

Name of PDMR	Number of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial (and percentage) interest following notification	Number of shares subject to performance conditions	Total interest in shares
T Thiam	3,220	0.0001%	635,314 (0.025%)	675,334	1,310,648
P-O Bouée	707	0.00003%	93,571 (0.004%)	249,458	343,029
J Hunt	827	0.00003%	110,608 (0.004%)	328,881	439,489
M McLintock	2,507	0.0001%	209,315 (0.008%)	126,185	335,500
N Nicandrou	1,610	0.00006%	264,149 (0.011%)	359,046	623,195
M Coltman	909	0.00004%	63,301 (0.002%)	149,644	212,945
J Foley	1,685	0.00007%	217,559 (0.008%)	409,988	627,547
J Murray	966	0.00004%	63,998 (0.002%)	196,380	260,378
T Rolfe	201	0.00001%	14,112 (0.001%)	99,617	113,729

The following individuals have received American Depositary Receipts (ADRs), at a price per ADR of US$52.2801, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan:

Name of PDMR	Number of ADRs acquired	Percentage of issued capital acquired	Total beneficial (and percentage) interest following notification	Number of ADRs subject to performance conditions	Total interest in ADRs
B Stowe	753	0.00005%	122,882 (0.001%)	180,015	302,897
M Wells	2,310	0.0002%	231,222 (0.018%)	360,823	592,045

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

The following individual has received ordinary shares of 5p each, at a price per share of £16.5505, in his own name, under the Company's Dividend Re-investment Plan for ordinary shareholders:

Name of PDMR	Number of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial (and percentage) holding following notification
H Davies	131	0.00001%	8,652 (0.003%)

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 27 May 2015

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027

Helen Archbold , Head of Corporate Governance, +44 (0) 20 7548 6901

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary